K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

March 31, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on March 1, 2016 regarding the Trust’s Post-Effective Amendment No. 507, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 15, 2016 for the purpose of registering shares of the WisdomTree Emerging Markets Dividend Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that all missing bracketed information from Post-Effective Amendment No. 507 will be included in a future filing.

Response: Confirmed.

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 31, 2016

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.32%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.32%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: As stated in the Trust’s exemptive application, which applies to the Fund, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the component securities of the Index will include securities such as depositary receipts based on component securities of the Index and TBA transactions.”

4.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $200 million. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: The requested change has been made.

5.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the financial sector, which constitutes a significant portion of the Index.

6.	Comment: To the extent there are principal risks to the Fund associated with dividend paying companies, please disclose such risks in the Fund’s principal risk section.

Response: We have added a description of “Dividend Paying Securities Risk” under “Principal Risks of Investing in the Fund” as follows:

Dividend Paying Securities Risk. Securities that pay dividends, as a group, may be out of favor with the market and underperform the overall equity market or stocks of companies that do not pay dividends. In addition, changes in the dividend policies of the companies held by the Fund or the capital resources available for such company’s dividend payments may adversely affect the Fund.

March 31, 2016

We have also added a description of “Dividend Paying Securities Risk” under “Additional Principal Risk Information About the Fund” as follows:

Dividend Paying Securities Risk. Securities that pay dividends, as a group, may be out of favor with the market and underperform the overall equity market or stocks of companies that do not pay dividends. In addition, changes in the dividend policies of the companies held by the Fund or the capital resources available for such company’s dividend payments may adversely affect the Fund. In the event a company reduces or eliminates its dividend, the Fund may not only lose the dividend payout but the stock price of the company may also fall.

7.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution. Please also disclose that the Fund is non-diversified in the Fund’s principal investment strategy.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified. We respectfully decline to disclose that the Fund is non-diversified in the Fund’s principal investment strategy section. Item 4(b) of Form N-1A requires that the Fund state that it is non-diversified, if applicable, in the Fund’s discussion of its principal risks of investing, not its principal investment strategy. We have included the appropriate non-diversification risk disclosure in the Fund’s “Principal Risks of Investing in the Fund” section.

8.	Comment: Please consider including the following disclosure currently included in Item 10 to the “Portfolio Managers” discussion in Item 5.

The Fund is managed by Mellon Capital’s Equity Portfolio Management team. The individual members of the team jointly and primarily responsible for the day-to-day management of the Fund’s portfolio are described below.

Response: The disclosure currently included in Item 10 will be included in the “Portfolio Managers” discussion in Item 5.

9.	Comment: Consider moving “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” from the “Additional Non-Principal Risk Information” section to the “Principal Risks of Investing in the Fund” section.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. Accordingly, the Trust believes the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” should remain in the “Additional Non-Principal Risk Information” section.

March 31, 2016

Statement of Additional Information

10.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Also, please disclose in the SAI that if the Fund is a protection buyer in credit default swaps, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

Response: We have added the following disclosure to the end of the discussion of “Derivatives—Swap Agreements” set forth within the “Specific Investment Strategies” section of the SAI:

The Fund may also invest in credit default swaps (“CDS”), which typically involve an agreement to make a series of payments by the buyer in exchange for receipt of payment by the seller if the loan defaults. In the event of default the buyer of the CDS receives compensation (usually the face value of the loan), and the seller of the CDS takes possession of the defaulted loan. In the event that the Fund acts as a protection seller of a CDS, the Fund will segregate assets equivalent to the full notional value of the CDS. In the event that the Fund acts as a protection buyer of a CDS, the Fund will cover the total amount of required premium payments plus the pre-payment penalty.

11.	Comment: The “WisdomTree Index Description” section states that changes to the Index methodology will be publicly disclosed at a certain website. Please also consider including a link to a website that includes the complete Index methodology.

Response: The Index methodology is available at www.wisdomtree.com. We have clarified the language in the second sentence of the first paragraph of the “WisdomTree Index Description” section, as set forth below, to more clearly note that the Index methodology is also available on the website:

Additional information about the Index, including the components and weightings of the Index, as well as the Index methodology, which contains the rules that govern inclusion and weighting in the Index, is available at www.wisdomtree.com under “WisdomTree Solutions” in the Resource Library.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Macpeak, Esq.
Beau Yanoshik, Esq.